Exhibit 99.1

Meten EdtechX Education Group Ltd.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: METX)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Meten EdtechX Education Group Ltd. (the “Company”) will be held virtually on August 2, 2021, at 9:30 p.m., Beijing Time. To proactively deal with the impact of COVID-19 and to mitigate risks to the Company’s shareholders, employees and other stakeholders, the Company will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. Inside this document, you can find important information and detailed instructions about how to participate in the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting at www.virtualshareholdermeeting.com/METX2021. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to remove Yupeng Guo as a director of the Company;

2.	to remove Yongchao Chen as a director of the Company;

3.	to remove Yanli Chen as a director of the Company;

4.	to remove Ying Cheng as a director of the Company;

5.	to remove Libin Ma as a director of the Company;

6.	to remove Guoqiang Fei as a director of the Company;

7.	to elect Guangqing Sun as a director of the Company;

8.	to elect Jianlin Yu a director of the Company;

9.	to reduce the number of directors to five (5);

10.	to approve, ratify, and confirm the appointment of Audit Alliance LLP as the Company’s independent auditor for the year ending December 31, 2021, and to authorize the Board of Directors to fix its remuneration; and

11.	to change the name of the Company to “Meten Holding Group Ltd.”.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on June 23, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2020 annual report, from the Company’s website at https://investor.metenedu-edtechx.com.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting. or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy.

By Order of the Board of Directors,

/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors

Shenzhen, China

July 8, 2021

METEN EDTECHX EDUCATION GROUP LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 2, 2021

9:30 p.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Meten EdtechX Education Group Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on August 2, 2021, at 9:30 p.m. Beijing Time. The Company will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

The Meeting and any adjournment thereof for the purposes set forth in the notice of meeting enclosed in this proxy statement will be held on August 2, 2021 at 9:30 p.m. (Beijing Time) as a virtual only Meeting via live audio webcast online at: www.virtualshareholdermeeting.com/METX2021.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on June 23, 2021 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	to remove Yupeng Guo as a director of the Company;

2.	to remove Yongchao Chen as a director of the Company;

3.	to remove Yanli Chen as a director of the Company;

4.	to remove Ying Cheng as a director of the Company;

5.	to remove Libin Ma as a director of the Company;

6.	to remove Guoqiang Fei as a director of the Company;

7.	to elect Guangqing Sun as a director of the Company;

8.	to elect Jianlin Yu a director of the Company;

9.	to reduce the number of directors to five (5); and

10.	to approve, ratify, and confirm the appointment of Audit Alliance LLP as the Company’s independent auditor for the year ending December 31, 2021, and to authorize the Board of Directors to fix its remuneration.

At the Meeting, special resolutions will be proposed as follows:

11.	to change the name of the Company to “Meten Holding Group Ltd.”.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–11.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2020 (the “2020 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2020 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials” section of the Company’s website at https://investor.metenedu-edtechx.com. If you want to receive a paper or email copy of the Company’s 2020 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at info@ascent-ir.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 8

REMOVAL AND ELECTION OF DIRECTORS

DIRECTORS FOR REMOVAL

1.	Yupeng Guo

2.	Yongchao Chen

3.	Yanli Chen

4.	Ying Cheng

5.	Libin Ma

6.	Guoqiang Fei

DIRECTORS FOR ELECTION

The directors named below will seek election at the Meeting.

Each director to be elected will hold office until his or her appointment is otherwise terminated in accordance with the amended and restated articles of association of the Company.

Mr. Guangqing Sun is our director nominee. Mr. Guangqing Sun has served as the chief executive officer of Kongzhong Corporation, a former Nasdaq listed company, since September 2019. Mr. Guangqing Sun has also served as an instructor of social practice at the School of Management of Jinan University in the People’s Republic of China since August 2016. From January 2015 to August 2019, Mr. Guangqing Sun served as the chief financial officer, secretary and vice general manager of Qtone Education Group (SZSE: 300359). From July 2008 to December 2014, Mr. Guangqing Sun served as an audit manager at Guangdong Zhengzhong Pearl River Accounting Firm LLP. Mr. received a bachelor’s degree in Business Administration from Jinan University in Guangzhou in 2008 and an executive master of business administration degree from China Europe International Business School in 2019.

Mr. Jianlin Yu is our director nominee. Mr. Jianlin Yu has over 20 years of experience in management, investment and financing. Mr. Jianlin Yu has served as an executive partner at GTJA Investment Group since March 2016. From June 2013 to December 2015, Mr. Jianlin Yu served as a vice president at Zhuangyimei Health Investment Management Co., Ltd. Prior to that, Mr. Jianlin Yu served as the general manager at Shenzhen Ruici Health Management Co., Ltd. from April 2011 to May 2013. Mr. Jianlin Yu received a bachelor’s degree in Aircraft Power Engineering from Northwestern Polytechnical University in 1999 and received a master’s degree in Automatic control from South China University of Technology in 2002 and an executive master of business administration degree from China Europe International Business School in 2013.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE REMOVAL OF EACH OF THE CURREN DIRECTORS NAMED ABOVE

AND

ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 9

REDUCTION OF THE NUMBER OF DIRECTORS TO FIVE (5)

The Board of Directors recommends that the number of the Company’s directors be reduced to five (5) and believes that such reduction is in the best interests of the Company and its shareholders. In the event that our shareholders fail to approve this reduction, our Board of Directors will reconsider its decision.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

REDUCTION OF THE NUMBER OF DIRECTORS TO FIVE (5)

PROPOSAL NO. 10

APPROVAL, RATIFICATION, AND CONFIRMATION

OF

THE APPOINTMENT OF INDEPENDENT AUDITOR

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX ITS REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that Audit Alliance LLP be appointed as the Company’s independent auditor for the fiscal year ending December 31, 2021, and that the Board of Directors be authorized to fix its remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL, RATIFICATION, AND CONFIRMATION

OF

THE APPOINTMENT OF INDEPENDENT AUDITOR

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX ITS REMUNERATION

PROPOSAL NO. 11

CHANGE OF THE NAME OF THE COMPANY

The Board of Directors recommends that the name of Company be changed from “Meten EdtechX Education Group Ltd.” to “Meten Holding Group Ltd.” and believes that it is in the best interests of the Company and its shareholders. In the event that our shareholders fail to approve this change, our Board of Directors will reconsider its decision.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

CHANGE OF THE NAME OF THE COMPANY

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 8, 2021	/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors

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